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SEC Mail Processing Section
MAR 01 2018
Washington DC
415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 12th Floor
(No. and Street)

Salt Lake City (City) UT (State) 84133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Anderson (801) 844-7653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

15 W South Temple, Suite 1800 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

NOTARY PUBLIC
VERENA S CRITSER
Commission No. 690883
Commission Expires
SEPTEMBER 24, 2020
STATE OF UTAH

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of ZB, National Association)

Statement of Financial Condition

Year Ended December 31, 2017

Contents

(Confidential Pursuant to Rule 17a-5(e)(3))

EY
Building a better working world

Ernst & Young LLP
Suite 1800
15 West South Temple
Salt Lake City, UT 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Zions Direct, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2000.

Salt Lake City, Utah
February 28, 2018

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of ZB, National Association)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	5,044,949
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers and clearing organizations		354,397
Receivables from affiliates		68,082
Fixed assets, at cost, less accumulated depreciation and amortization of $581,181		1,645
Net deferred income tax assets		161,485
Prepaid expenses		58,348
Other assets		30,807
Total assets	$	9,070,340
Liabilities and stockholder's equity		
Payables to brokers, dealers and clearing organizations	$	339,091
Payables to affiliates		501,662
Severance payable		172,682
Employee compensation payable		68,183
Other liabilities and accrued expenses		155,346
Total liabilities		1,236,964
Stockholder's equity:		
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)		50,000
Additional paid-in capital		27,442,341
Retained deficit		(19,658,965)
Total stockholder's equity		7,833,376
Total liabilities and stockholder's equity	$	9,070,340

See accompanying notes to Statement of Financial Condition.

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of ZB, National Association ("ZBNA" or "Parent"). ZBNA was formerly known as Zions First National Bank. ZBNA is a wholly-owned subsidiary of Zions Bancorporation, a bank holding company with operations in several western states. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker and dealer under the Securities Exchange Act of 1934.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

The Company operates *zionsdirect.com*, an online brokerage service. At December 31, 2017, the Company also had client-facing registered representatives in its principal market of Utah.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing transactions through Interactive Brokers (IB) or National Financial Services. The Company does not carry customer balances or act as custodian for customer securities. Effective September 30, 2017, the Company terminated its relationship with National Financial Services. There was no material impact from this change in 2017.

For other securities transactions, the Company self-clears proprietary and institutional client trades under the delivery-versus-payment model through Depository Trust Company (DTC). The Company is a member of DTC and its affiliate, the National Securities Clearing Corporation (NSCC).

DTC/NSCC provides safekeeping and clearing services for the Company's securities inventory and self-cleared trades with other DTC/NSCC members.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity

Basis of Financial Statement Presentation (continued)

with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund that totaled $5,038,265 as of December 31, 2017. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

DTC and NSCC require a cash deposit relative to the Company's self-clearing activity.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Recent Accounting Pronouncements

Adoption of New Accounting Standards

ASU 2016-02, Leases (Topic 842)

The standard requires that a lessee recognize assets and liabilities for leases with lease terms of more than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The standard will require both finance and operating leases to be recognized on the

3. Recent Accounting Pronouncements (continued)

balance sheet. It also requires disclosures to better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The adoption date is January 1, 2019.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company is no longer subject to income tax examinations for years prior to 2013 for federal returns and 2012 for certain state returns.

The Company's income tax provision is computed in accordance with a Tax Allocation Agreement between Zions Bancorporation and its subsidiaries. Deferred tax assets of the Company are offset with deferred tax liabilities for financial reporting only.

As of December 31, 2017, current income taxes receivable totaled $68,082 which is included in net receivables from affiliates.

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized through Zions Bancorporation's consolidated tax return. Deferred tax assets of $171,990 relate principally to deferred compensation, accrued value sharing and bonuses, and restricted stock. Deferred tax liabilities of $10,505 relate principally to deferred compensation and accrued profit sharing.

On December 22, 2017, H.R. 1, known as the Tax Cuts and Jobs Act ("the Act"), was signed into law. The Act makes significant changes to the U.S. Internal Revenue Code of 1986, including a decrease in the current corporate federal income tax rate to 21% from 35%, effective January 1, 2018. In conjunction with the enactment of the Act, the SEC issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the accounting for certain income tax effects of the Act that may not be complete by the time financial statements are issued. The Company evaluated all available information and made reasonable estimates of the impact of the Act to substantially all components of its net deferred tax assets. The Company anticipates that additional adjustments to net deferred tax assets will be made in 2018 as the Company's initial determination of the tax basis of certain employee compensation arrangements are finalized. These adjustments will be recorded in the financial statements in the reporting period when such adjustments are determined; however, SAB 118 requires all impacts from the Act to be recorded prior to December 22, 2018, which is one year from the enactment date of the Act.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2017.

7. Benefits

The Company participates in both Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. Profit sharing contributions are also invested in Zions Bancorporation common stock.

7. Benefits (continued)

The Company participates in the Zions Bancorporation employee stock option and incentive plan.

8. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2017, the Company had net capital, as defined by the Rule, of $7,402,235, which was $7,152,235 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1213 to 1 at December 31,2017.

9. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of loss depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Commitments and Contingent Liabilities

From time to time, the Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters. During third quarter 2017, the Company terminated the contract with NFS. Due to the contract termination, the Company agreed to cover the fees associated with the transfer of the customers' accounts from NFS.

11. Related Party Transactions

The Company maintained $6,684 in cash accounts with ZBNA as of December 31, 2017.

The Company's office space is located primarily in ZBNA banking facilities.

The Company reimburses ZBNA for allocated overhead costs for back office support.

The Company had a $10 million line of credit bearing interest at one year LIBOR plus 1.45% with ZBNA. The line of credit was not used during 2017 and did not renew when it matured on July 10, 2017.

12. Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.